Exhibit 99.1

NEWS RELEASE FOR:	PETAQUILLA MINERALS LTD.

Contact person:	Ezequiel Sirotinsky

Contact Telephone number:	604-694-0021

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

Petaquilla Minerals Ltd. Reports 12% Increase in Production, 14% Increase in Revenues and 32% Increase in EBITDA for Second Quarter of Fiscal 2013

Vancouver, BC – January 16, 2013: Petaquilla Minerals Ltd. (“Petaquilla” or the “Company”) announces its second quarter operating and financial results for its Molejon gold mine located in Panama. Currency is reported in United States dollars unless otherwise indicated.

Financial Performance for the Second Quarter of Fiscal 2013 Compared to Prior Quarter

  Revenues at $29.5 million increased by 14%

  Cash cost per ounce of gold sold at $444 decreased by 15%

  Operating Margin at $14.9 million increased by 46%

  Earnings from Operations at $8 million increased by 67%

  EBITDA at $12.5 million increased by 32%

  Adjusted EBITDA at $16 million increased by 31%

Operational Performance for the Second Quarter of Fiscal 2013 Compared to Prior Quarter

  Gold production at 20,025 ounces increased by 12%

  Gold equivalent production at 20,518 ounces increased by 11%

  Gold stockpiled at 115,544 ounces at the end of the quarter increased by 3%

During the second quarter of Fiscal 2013, the Company made significant progress as part of its strategy to increase gold production and expand its resource and reserve base, including but not limited to:

  Expansion of the Company’s Molejon gold plant in Panama was completed with the installation of a fourth ball mill, along with two additional LIX tanks, two additional carbon-in-pulp tanks, a third thickener, another liner screen and a second electro-winning circuit. Petaquilla anticipates the newly commissioned equipment will enhance plant throughput capacity at Molejon by 1,100 tonnes per day and increase production capacity by approximately 30%.

  The Company filed a National Instrument 43-101 compliant mineral resource and reserve estimate on the Botija Abajo deposit, associated with the Molejon gold operations; adding additional reserves of 210,000 gold equivalent ounces (please refer to news release dated September 5, 2012).

  The Company filed a National Instrument 43-101 compliant Pit Constrained mineral inferred resource for its Palmilla deposit, associated with the Molejon gold operations; adding resources of

  502,800 gold equivalent ounces (please refer to news releases dated October 30, 2012, and December 19, 2012).

In keeping with its objective, additional resource reports will be completed for the Company’s Oro del Norte deposits in Panama and Lomero-Poyatos in Spain during Fiscal 2013. With respect to Lomero-Poyatos, the titling process for this project in Spain was completed during the second quarter. The Company is working to bring the Lomero-Poyatos mine back into operation focusing on final engineering and design, development drilling, bulk volume testing, and a National Instrument 43-101 feasibility study.

To meet capital requirements for its projects in Panama and Iberia, Petaquilla has received and accepted an indicative term sheet for a loan facility from Red Kite Mine Finance Trust I for an aggregate US$140,000,000 to be released in tranches. The loan facility will also enable the Company to payout of its existing gold and silver prepayment contracts and convertible loan with Deutsche Bank AG, London Branch, and proceed with the spin-out of its infrastructure division, Panama Desarrollo de Infraestructuras, S.A.

About Petaquilla Minerals Ltd. Petaquilla is a growing, diversified gold producer committed to maximizing shareholder value through a strategy of efficient production, targeted exploration and select acquisitions. The Company operates a surface gold processing plant at its Molejon Gold Project, located in the south central area of Panama – a region known historically for gold content. In addition, the Company has exploration operations at its wholly-owned Lomero-Poyatos project located in the northeast part of the Spanish/Portuguese (Iberian) Pyrite Belt and several other exploration licenses in Iberia.

Disclaimer. Certain statements in this press release constitute forward-looking statements or forward-looking information within the meaning of applicable securities laws (“forward-looking statements”). Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, potentials, future events or performance (often, but not always, using words or phrases such as “believes”, “expects” “plans”, “estimates” or “intends” or stating that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “are projected to” be taken or achieved) are not statements of historical fact, but are forward-looking statements.

Forward-looking statements relate to, among other things, the estimation of mineral resources and the realization of mineral resource estimates; all aspects of the development and future operation and production of the Molejon gold mine and the development of other deposits; the outcome and timing of decisions with respect to whether and how to proceed with such development and production; the timing and outcome of any such development and production; estimates of future capital expenditures; estimates of permitting time lines; statements and information regarding future feasibility studies and their results; production forecasts; future transactions; future metal prices; the ability to achieve additional growth; future production costs; future financial performance, including the ability to increase cash flow and profits; future financing requirements; and mine development plans.

Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of the Company contained or incorporated by reference in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein as well as: there being no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, political change, protests by native or environmental groups, damage to equipment or otherwise; permitting, development, operations, expansion and acquisitions at the Molejon gold mine and other deposits being consistent with the Company’s current expectations; prices for gold and silver and costs of labour and supplies being consistent with expectations; and the accuracy of the Company’s current mineral reserve and mineral resource estimates.

A variety of inherent risks, uncertainties and other factors, many of which are beyond the Company’s control and may be known or unknown, affect the operations, performance and results of the Company and its business, and could cause actual events or results to differ materially from estimated or anticipated events or results expressed or implied by forward looking statements. Some of these risks, uncertainties and factors include fluctuations in the price of gold and silver; the need to recalculate estimates of resources based on actual production experience; the failure to achieve production estimates; variations in the grade of ore mined; variations in the cost of operations; the availability of qualified personnel; the Company’s ability to obtain and maintain all necessary regulatory approvals and licenses; the Company’s ability to use cyanide in its mining operations; risks generally associated with mineral exploration and development, including the Company’s ability to develop its deposits; the Company’s ability to acquire and develop mineral properties and to successfully integrate such acquisitions; the Company’s ability to obtain financing when required on terms that are acceptable to the Company; challenges to the Company’s interests in its property and mineral rights; and current, pending and proposed legislative or regulatory developments or changes in political, social or economic conditions in the countries in which the Company operates; and general economic conditions worldwide.

Forward-looking statements speak only as at the date of this document. Forward-looking statements are based on management’s current plans, estimates, projections, beliefs and opinions and, except as required by law, the Company does not undertake any obligation to update forward-looking statements should assumptions related to these plans, estimates, projections, beliefs and opinions change. Readers are cautioned not to put undue reliance on forward-looking statements.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Ezequiel Sirotinsky
Chief Financial Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Toll free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.